245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 28, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Municipal Trust (the trust): File Nos. 002-55725 and 811-02628

Fidelity Flex Conservative Income Municipal Bond Fund

Fidelity Flex Municipal Income Fund (the fund(s))

Post-Effective Amendment No. 125

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 125 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Flex Conservative Income Municipal Bond Fund and Fidelity Flex Municipal Income Fund as new series’ of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectuses and SAIs contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of 10/11/2017.  We request your comments by 08/30/2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group